

February 23, 2021

Michael Behrens
Chief Executive Officer
My Racehorse CA LLC
250 W. 1st Street, Suite 256
Claremont, CA 91711

> **Re: My Racehorse CA LLC**
> **Offering Statement on Form 1-A**
> **Post-qualification Amendment No. 21**
> **Filed January 25, 2021**
> **Response dated January 25, 2021**
> **File No. 024-10896**

Dear Mr. Behrens:

We have reviewed your amendment and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

Response dated January 25, 2021

General

1.

We note your response to prior comment 2. Please provide additional analysis under *Howey* and other relevant authority with regard to any Series in which My Racehorse CA LLC leases only a portion of the asset and a third party manages the asset on a day to day basis (*e.g.,* Monomy Girl and Got Stormy). Please provide similar analysis with regard to any Series in which My Racehorse CA LLC leases 100% of the asset and a third party manages the asset on a day to day basis (*e.g.,* His Glory and Altea). In your response, please analyze whether, under relevant authority, the profits under each such Racing Lease may be considered to be derived from the efforts of the third-party manager (or any other third party).

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Cara Wirth at (202) 551-7127 or Lilyanna Peyser at (202) 551-3222 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Christopher Tinen